NEWS RELEASE

FOR IMMEDIATE RELEASE

ARBOC MOBILITY LAUNCHES FULL LINE
OF ADA-ACCESSIBLE BUSES

Middlebury, Ind., Dec. 1, 2008 – Coachmen Industries, Inc. (NYSE:COA) and ARBOC Mobility today announced the completion of a full line of low-floor ADA-accessible buses.  These buses range from 21 to 28 feet in length, and are available in both gas and diesel engine configurations.

The companies said the product line represents a value breakthrough in low-floor bus technology, providing premium accessibility features at prices significantly below any other low-floor buses available today.

All internal testing and development on the ARBOC bus line has been successfully completed, and a production sample of the bus is in process of completing a rigorous regimen of certification testing at the Altoona Bus Research and Testing Center in Altoona, Pa.  “With good weather, all testing and a final report are anticipated before year-end,” said Jim Bartel, president of ARBOC Mobility.  The Federal Transit Administration requires testing on all new model buses before they can be purchased with federal funds.  ARBOC’s bus testing is well under way with the recently completed key structural durability portion of the Bus Testing Program.  The remaining procedures to be completed are performance, maintainability, noise, and fuel economy.

ARBOC buses feature a patent-pending low-floor design, allowing an entrance of less than five inches from the curb without even deploying the ramp.  Once inside, a truly flat floor (no steps) makes this bus even more wheelchair friendly.  Depending on the model, there are up to eight wheelchair positions and capacity for up to 23 people.  For increased efficiency, a mild hybrid engine is also available.  The hybrid system incorporates an automatic engine start and stop feature that provides 5 to 8 percent fuel savings per year, with a corresponding reduction of greenhouse gasses of about one and a half tons.

The ARBOC bus is the only low floor design that does not require a transfer case to achieve the low floor technology with rear wheel drive.  “It is America’s best value in low floor technology,” said Bartel.

Coachmen Industries, Inc. is one of America’s leading manufacturers of recreational vehicles, systems-built homes and commercial buildings, with prominent subsidiaries in each industry.  The Company’s well-known RV brand names include COACHMEN®, GEORGIE BOY™, SPORTSCOACH®, ADRENALINE™ and VIKING®.  Through ALL AMERICAN HOMES® and MOD-U-KRAF®, the Company is one of the nation’s largest producers of  systems-built homes, and also a major builder of commercial and multi-family residential structures with its ALL AMERICAN BUILDING SYSTEMS™ products.  Coachmen Industries, Inc. is a publicly held company with stock listed on the New York Stock Exchange (NYSE) under the ticker COA.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned not to place undue reliance on forward-looking statements, which are inherently uncertain.  Actual results may differ materially from that projected or suggested due to certain risks and uncertainties including, but not limited to, the potential fluctuations in the Company’s operating results, increased interest rates, the availability for floorplan financing for the Company’s recreational vehicle dealers and corresponding availability of cash to Company, uncertainties and timing with respect to sales resulting from recovery efforts in the Gulf Coast, uncertainties regarding the impact on sales of the disclosed restructuring steps in both the recreational vehicle and housing and building segments, the ability of the company to generate taxable income in future years to utilize deferred tax assets and net operating loss carry-forwards available for use, the impact of performance on the valuation of intangible assets, the availability and the price of gasoline, price volatility of raw materials used in production, the Company’s dependence on chassis and other suppliers, the availability and cost of real estate for residential housing, the supply of existing homes within the company’s markets, the impact of home values on housing demand, the impact of sub-prime lending on the availability of credit for the broader housing market, the ability of the Company to perform in new market segments where it has limited experience, adverse weather conditions affecting home deliveries, competition, government regulations, legislation governing the relationships of the Company with its recreational vehicle dealers, dependence on significant customers within certain product types, consolidation of distribution channels in the recreational vehicle industry, consumer confidence, uncertainties of matters in litigation, current litigation relating to and Congressional inquiry surrounding the Company’s use of components containing formaldehyde in its products, further developments in the war on terrorism and related international crises, oil supplies, and other risks identified in the Company’s SEC filings.

 IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Coachmen Industries, Inc. has filed with the United States Securities and Exchange Commission (“SEC”) and mailed to shareholders a proxy statement in connection with the proposed transaction.  The proxy statement contains important information about Coachmen and the sale of its RV business to Forest River.  The Company urges its shareholders to read the proxy statement carefully.

Shareholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Coachmen through the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement from Coachmen by contacting Thomas P. Gehl Corporate Secretary and Director of Investor Relations at tgehl@coachmen.com.

Coachmen and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Coachmen’s directors and executive officers is contained in Coachmen’s Annual Report on Form 10-K for the year ended December 31, 2007 and its proxy statement dated March 27, 2008, which are filed with the SEC.  As of November 20, 2008, Coachmen’s directors and executive officers beneficially owned approximately 627,689 shares, or approximately 3.9 percent, of Coachmen’s common shares.  A more complete description of the interests of Coachmen’s officers and directors will be available in the proxy statement.

For more information:
     Bill Martin
     Vice President of Marketing
     574-825-8225
     bmartin@coachmen.com

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     Thomas Gehl
     Secretary and Director of Investor Relations
     574-825-8776

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